

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via Email
Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 1, 2012**
> **File No. 333-168976**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **Current Reports on Form 8-K**
> **Filed March 22, 2012, April 5, 2012 and May 15, 2012**
> **File No. 001-14116**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 to Registration Statement on Form S-1

Recent Developments, page 19

1. Please revise the "Recent Developments" section to disclose that you are not in compliance with Nasdaq listing requirements and, as a result, your stock is now subject to delisting. Please confirm that you will update your disclosure in this section to the extent there are any material developments.

Exhibits

2.   Please note that you will need to include a legality opinion and a federal tax opinion prior to effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation

Bonus Plan (Non-equity Incentive Plan), page 12

3.   Please tell us why you did not file the Executive Management Bonus plan as an exhibit to the Form 10-K for the fiscal year ended December 31, 2011 or the post-effective amendment filed on May 1, 2012. Refer to prior comment 12 in our letter dated September 16, 2011.

Forms 8-K filed March 22, 2012, April 5, 2012 and May 15, 2012

4.   We note that the material definitive agreements described in Item 1.01 of your Form 8-Ks filed on March, 22, 2012, April 5, 2012 and May 15, 2012 have not been filed as exhibits to these forms, as appropriate. Please amend your Form 8-Ks to file, in each case, the relevant material definitive agreement(s) as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Mark Creatura, Esq.
            Consumer Portfolio Services, Inc.